UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19 )

Stryker Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

Check here if a fee is being paid with this statement. _____

1	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Jon L. Stryker
###-##-####

2	Check the Appropriate Box if a Member of a Group
N/A

3	SEC Use Only
N/A

4	Citizenship or Place of Organization
U.S.

5	Sole Voting Power

2,477,960 Shares

6	Shared Voting Power

22,850,100 Shares

7	Sole Dispositive Power

2,477,960 Shares

8	Shared Dispositive Power

22,850,100 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

25,328,060 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11	Percent of Class Represented by Amount in Row 9

26.1%

12	Type of Reporting Person

IN

1	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Patricia A. Short
###-##-####

2	Check the Appropriate Box if a Member of a Group
N/A

3	SEC Use Only
N/A

4	Citizenship or Place of Organization

U.S.

5	Sole Voting Power

2,234,460 Shares

6	Shared Voting Power

22,850,100 Shares

7	Sole Dispositive Power

2,234,460 Shares

8	Shared Dispositive Power

22,850,100 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

25,084,560 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11	Percent of Class Represented by Amount in Row 9

25.8%

12	Type of Reporting Person

IN

1	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Ronda E. Stryker
###-##-####

2	Check the Appropriate Box if a Member of a Group
N/A

3	SEC Use Only
N/A

4	Citizenship or Place of Organization

U.S.

5	Sole Voting Power

2,380,220 Shares

6	Shared Voting Power

22,850,100 Shares

7	Sole Dispositive Power

2,380,220 Shares

8	Shared Dispositive Power

22,850,100 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

25,230,320 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11	Percent of Class Represented by Amount in Row 9

26.0%

12	Type of Reporting Person

IN

1	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Gerard Thomas
###-##-####

2	Check the Appropriate Box if a Member of a Group
N/A

3	SEC Use Only
N/A

4	Citizenship or Place of Organization

U.S.

5	Sole Voting Power

620,962 Shares

6	Shared Voting Power

22,850,100 Shares

7	Sole Dispositive Power

620,962 Shares

8	Shared Dispositive Power

22,850,100 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

23,471,062 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11	Percent of Class Represented by Amount in Row 9

24.2%

12	Type of Reporting Person

IN

1	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Elizabeth S. Upjohn-Mason
###-##-####

2	Check the Appropriate Box if a Member of a Group
N/A

3	SEC Use Only
N/A

4	Citizenship or Place of Organization

U.S.

5	Sole Voting Power

420,040 Shares

6	Shared Voting Power

23,301,320 Shares

7	Sole Dispositive Power

420,040 Shares

8	Shared Dispositive Power

23,301,320 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person

23,721,360 Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11	Percent of Class Represented by Amount in Row 9

24.4%

12	Type of Reporting Person

IN

Item 1.
	(a)	Name of Issuer: Stryker Corporation

	(b)	Address of Issuer's Principal Executive Offices:

2725 Fairfield Road
Kalamazoo, MI 49002

Item 2.
	(a)	Name of Persons Filing:
	(b)	Addresses of Principal Business Office or, if none, Residence:

Patricia A. Short
901 Shore Pine Court
Ft. Collins, CO 80525
Jon L. Stryker
Ronda E. Stryker
Greenleaf Asset Management
3505 Greenleaf Blvd.
Kalamazoo, MI 49008
Gerard Thomas
Miller, Canfield, Paddock & Stone
444 West Michigan Avenue
Kalamazoo, MI 49007
Elizabeth S. Upjohn-Mason
Upjohn National Leasing Company
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

	(c)	Citizenship: U.S.

	(d)	Title of Class of Securities:

Common Stock, $.10 Par Value

	(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are: N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

At December 31, 1999 Jon L. Stryker, Patricia A. Short, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 22,850,100 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	2,477,960
Patricia A. Short	2,234,460
Ronda E. Stryker	2,380,220
Gerard Thomas	620,962
Elizabeth S. Upjohn-Mason	871,260(1)

(b)	Percent of Class:

The shares of Common Stock described in response to Item 4(a) amounted to 32.3 % of the outstanding shares of Common Stock on December 31, 1999.

(c)

The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or		Power to Dispose or to
	to Direct the Vote		Direct the Disposition of
Name	Sole	Shared	Sole	Shared
Jon L. Stryker	2,477,960	22,850,100(2)	2,477,960	22,850,100(2)
Patricia A. Short	2,234,460	22,850,100(2)	2,234,460	22,850,100(2)
Ronda E. Stryker	2,380,220	22,850,100(2)	2,380,220	22,850,100(2)
Gerard Thomas	620,962	22,850,100(2)	620,962	22,850,100(2)
Elizabeth S. Upjohn-Mason	420,040	23,301,320(1&2)	420,040	23,301,320(1&2)

____________________

(1) The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 451,220 shares of Common Stock held by three trusts.

(2) Includes 22,850,100 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

DATE:	February 3, 2000	/s/ JON L. STRYKER
Jon L. Stryker

DATE:	February 3, 2000	/s/ PATRICIA A. SHORT
Patricia A. Short

DATE:	February 3, 2000	/s/ RONDA E. STRYKER
Ronda E. Stryker

DATE:	February 3, 2000	/s/ GERARD THOMAS
Gerard Thomas

DATE:	February 3, 2000	/s/ ELIZABETH S. UPJOHN-MASON
Elizabeth S. Upjohn-Mason